DOUBLEDOWN INTERACTIVE CO., LTD.

13F, Gangnam Finance Center

152, Teheran-ro Gangnam-gu

Seoul 06236, Republic of Korea

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	DoubleDown Interactive Co., Ltd.

Registration Statement on Form F-3

File No. 333-290402

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (File No. 333-290402) (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on Tuesday, September 30, 2025, or as soon thereafter as practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by an attorney from the Company’s external counsel, Greenberg Traurig, LLP.

If you have any questions regarding the foregoing, please contact our counsel, Barbara A. Jones of Greenberg Traurig, LLP at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com. In addition, it would be greatly appreciated if you could please call Ms. Jones to notify her when the Registration Statement has been declared effective.

Very truly yours,

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer

cc:	In Keuk Kim, Chief Executive Officer, DoubleDown Interactive Co., Ltd.

Barbara A. Jones, Esq., Greenberg Traurig, LLP